Energy for the Future

July 28, 2006

Ms. Angela Crane

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ener1, Inc. Form 10-KSB/A for the Fiscal Year Ended December 31, 2005, Filed March 23, 2006; Form 10-QSB for the Fiscal Quarter Ended March 31, 2006 File No. 000-21138

Via fax: (202) 772-9218

Dear Ms. Crane:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this letter responds to your letter dated June 22, 2006, regarding the Company’s annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 filed on March 23, 2006 (the "Annual Report") and quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2006 (the "Quarterly Report" and together with the Annual Report, the “Filings”). Each of your comments is set forth below, followed by the Company’s related response. The Company plans to file amendments to the Filings that incorporate the changes discussed in the following responses to your comments.

Form 10-KSB/A for the fiscal year ended December 31, 2005
General

Comment 1

We note the additional correspondence you provided on June 14, 2006 has not yet been filed on EDGAR. Please file all your correspondence with us on EDGAR. See Item 100 of Regulation S-T.

Response 1

The Company’s letter to you dated June 14, 2006 was filed as correspondence on EDGAR on June 16, 2006.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Critical Accounting Policies, page 26

Comment 2

Please refer to prior comment 1. Please revise the disclosure in your critical accounting policies to clearly disclose the methodology and significant estimates and assumptions used to value the derivatives. Refer to the guidance provided in SEC Release No. 33-8350.

Response 2

The Company intends to revise the discussion of its critical accounting policies in Management's Discussion and Analysis of Financial Condition in the Annual Report to disclose the methodology and significant estimates and assumptions used to value the derivatives in accordance with SEC Release No. 33-8350. As described later in this letter in Response 5, Ener1 engaged a valuation expert to compute the value of the compound embedded derivatives in the Company’s 2004 Debentures and 2005 Debentures using a lattice valuation model. Ener1 continues to use the Black Scholes Model to value the Company's warrant derivatives and the conversion feature of the Series A Preferred Stock. The Company intends to include a discussion of the lattice valuation model in the Annual Report under the caption "Accounting for Derivative Instruments” that explains the methodologies used in the lattice valuation model and the significant estimates and assumptions employed when the model was used to value the 2004 Debentures and 2005 Debentures as of December 31, 2004 and December 31, 2005. In addition, the Company intends to provide additional disclosures in the Annual Report about the estimates and assumptions used for the valuations computed under the Black Scholes valuation model, including a discussion of the significant factors and assumptions used in such computations.

Note 18. Redeemable Preferred Stock, page 67

Comment 3

Please refer to prior comment 13. We note that you determined Series A and Series B Preferred Stock are not subject to SFAS 150 since redemption is conditional and, therefore, you classified the Series A and Series B Preferred Stock outside of permanent equity.

•	Please revise the notes to include disclosure that is consistent with your response.

•	Tell us how you considered the guidance in Rule 5.02.27 of Regulation S-X in determining the correct classification of the minority interest in EnerDel.

Response 3

The Company intends to amend the disclosure in Note 14 in the Notes to its Consolidated Financial Statements to describe the classification of the Series A and Series B Preferred Stock as temporary equity in accordance with EITF D-98 and Rule 5.02.28 of Regulation S-X. The Series A and Series B Preferred Stock each are redeemable, subject to certain conditions, at the option of the holders. Therefore, the Company concluded that it was appropriate to account for these financial instruments as temporary equity as the redemption features are not solely within the control of the Company.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

The Company recorded the initial minority interest in EnerDel in an amount equal to 19.5% of the equity of EnerDel. The Company subsequently recorded the minority interest income and a reduction in the minority interest balance sheet amount equal to 19.5% of the operating losses of EnerDel. In addition, the Company recorded a reduction in the Series A Preferred Stock dividends and the minority interest balance sheet amount equal to 19.5% of the accrued dividends payable on the EnerDel Series A Preferred Stock and the accretion of the discount on the EnerDel Series A Preferred Stock. The Company discontinued recording additional minority interest income and losses during the quarter ending September 30, 2005, when the minority interest balance sheet amount was reduced to zero.

The Company has reviewed and considered the requirements of Rule 5.02.27 of Regulation S-X with respect to the Company’s disclosure of the minority interest in the Series A Preferred Stock. The Company intends to revise the disclosure in Note 20 to its Consolidated Financial Statements to include the amount of the minority interest represented by the EnerDel Series A Preferred Stock as of December 31, 2005 ($969,000), as well as the impact on the minority interest resulting from the accretion of discount on the Series A Preferred Stock through the earliest redemption date of the Series A Preferred Stock (minority interest will increase to $1,560,000 as of that date).

Comment 4

In this regard, we note the EnerDel Series A Preferred Stock were convertible until January 31, 2005. Please explain why the fair value of the Series A Preferred Stock, presented in the table on page 71, continues to reflect a deduction for the fair value of the conversion option as of December 31, 2005.

Response 4

The table in Note 18 to the Company's Consolidated Financial Statements sets forth a reconciliation of the face value of the preferred stock (both the EnerDel Series A Preferred Stock and the Company’s Series B Preferred Stock) to the carrying value thereof at the date of the Annual Report. As of the date of issuance of each series of preferred stock, the proceeds from issuance were first allocated to the freestanding warrants issued with such series of preferred stock at their fair value. The remaining proceeds received for each series of preferred stock were allocated first to the embedded conversion option in the preferred stock at its fair value, and then to the host instrument in accordance with DIG B6. In subsequent periods, the carrying value of each series of preferred stock is increased by unpaid dividends and accretion of discounts. The carrying value of each series of preferred stock has not been subsequently adjusted for changes in the fair value of the warrants issued with such series of preferred stock and the conversion feature of such series of preferred stock. Instead, changes in the fair value of the warrants issued with a series of preferred stock and the conversion feature of such series of preferred stock are reflected in the respective derivative liability amounts for such warrants and the conversion feature of such series of preferred stock. The expiration of the conversion option of the Series A Preferred Stock on January 31, 2005 in accordance with its terms resulted in a gain on derivative liability of $1,183,000, as reflected in the first table in Note 19 describing the change in the amount of the derivative liability. The conversion feature of the Series A Preferred Stock had zero value on the expiration date. The Company intends to amend the format of the table in Note 18 to more clearly indicate that the conversion feature of each series of preferred stock was bifurcated from such series and accounted for separately.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Note 19. Derivatives, page 69

Comment 5

Please refer to prior comment 15. We await your further analysis under 00-19 and SFAS 133 of the other embedded features which we identified in our telephone conversations, including the interest rate reset and the default premium features on your 2004 and 2005 debt. Revise your disclosures, as appropriate, to reflect your conclusions.

Response 5

The Company has analyzed the embedded features of its 2004 Debentures and 2005 Debentures, including (1) the conversion feature of the debentures, (2) the holder's right to force Ener1 to redeem the debentures after an event of default, (3) the holder's right to force Ener1 to redeem the debentures after a change in control, (4) Ener1's right to redeem the debentures after 3 years, (5) the requirement to pay an increased interest rate if Ener1 fails to achieve certain milestones, and (6) Ener1's right to convert the debentures into common stock if certain conditions are satisfied. The Company determined that, under SFAS 133 and EITF 00-19, these features are derivative liabilities that are required to be bundled together as a single, compound derivative that is bifurcated and accounted for separately from the debentures. The Company engaged a valuation expert to value the compound embedded derivatives in its 2004 Debentures and 2005 Debentures using a probability-based, lattice model. The Company intends to restate its financial statements to reflect the adjustments to its financial position and the results of its operations and revise the disclosures in Management’s Discussion and Analysis and Note 19 in the Notes to its Consolidated Financial Statements in the Filings to reflect this accounting treatment.

Comment 6

We note that the Itochu warrants expired January 31, 2005. Please explain why the first table on page 72 shows no balance sheet and statement of operations impact for these options for any of the periods presented.

Response 6

The Company determined that the ITOCHU options had no value under the Black Scholes valuation model as of December 31, 2004 primarily due to the fact that the option exercise price was substantially higher than the Company’s common stock price at December 31, 2004 and the option would expire in one month. The options expired in January 2005 and thus had no value at December 31, 2005. The Company intends to add a note to the applicable table in Note 19 in the Notes to its Consolidated Financial Statements in the Filings to indicate that the Itochu Options had no value.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

15. Warrant Exercise Agreement and Intercompany Transactions with Ener1 Group, page 19

Comment 7

We note the transactions with Ener1 Group described in the second and third paragraph of this note.

•	Please tell us in detail how you valued and recorded the transactions, citing the authoritative accounting guidance on which you relied.

•	In particular, please address how you valued the 49% interest in Ener1 EL Holdings transferred to the Ener1 Group.

We may have further comments based on your response.

Response 7

The Company expensed the costs associated with transferring certain assets to Ener1 Group as an inducement for Ener1 Group to exercise the Battery Warrants prior to their scheduled termination in 2012. The Company determined that these transactions with Ener1 Group constituted a modification of the original warrant agreement. The accounting guidance on which the Company relied is set forth in paragraph 51 of SFAS No. 123R, which provides as follows:

“A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.”

In order to induce Ener1 Group to exercise the Battery Warrants for cash at the particular point in time desired by Ener1, the Company increased the value Ener1 Group would receive upon exercise by transferring assets to Ener1 Group in addition to the common stock issued in exchange for the exercise price. Accordingly, the Company believes the transfers of assets to Ener1 Group represented an additional expense of the transaction. The assets were transferred at fair value, which approximated carrying value on the date of the transaction.

The assets transferred to Ener1 Group included Ener1's interest in Ener El Holdings, which the Company estimates had a fair value of $115,000 based on a recent independent appraisal of this asset dated March 17, 2005. The intercompany obligation was transferred at cost, which equals fair value.

Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com

The Company released Ener1 Group from its commitment to purchase shares of Ener1 Series B Preferred Stock, which release was recorded at a fair value of $584,000 based upon a valuation of this commitment prepared by a valuation expert in July 2006.

The Company also agreed to issue a new warrant to Ener1 Group to purchase 20,000,000 shares once Ener1 Group has exercised the Battery Warrants in full and Ener1 Group has paid the full purchase price to the Company.  The Company will record the issuance of this new warrant when it is issued.

Comment 8

Revise your Forms 10-QSB to comply with the above comments, as applicable.

Response 8

The Company intends to revise its Quarterly Reports on Form 10-QSB to reflect the responses above as applicable.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (954) 556-4020 ext. 310.

Very truly yours,

/s/ Gerard A. Herlihy

Gerard A. Herlihy
Chief Financial Officer

cc:	Mr. Martin James, Senior Assistant Chief Accountant, SEC
Mr. Kevin Kuhar, Staff Accountant, SEC
Mr. Ronald N. Stewart, Interim Chief Executive Officer & General Counsel, Ener1, Inc.
Mr. Stephen Glover, Partner, Gibson Dunn & Crutcher
Mr. Jeffrey Houston, Partner, Malone & Bailey, PC
Ener1, Inc.
500 W. Cypress Creek Road, Ste. 100, Ft. Lauderdale, FL 33309
Phone: 954-556-4020 Fax: 954-556-4031
www.ener1.com